Bosco Holdings, Inc.
                        26 Utkina Street, Suite 10
                          Irkutsk, Russia 664007
                         Telephone: 7-3952-681-878

August 28, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Ms. Jenn Do
            Staff Accountant

Re:  Bosco Holdings, Inc.
     Response to Comments Issued August 12, 2009 on Item 4.01 Form 8-K Filed August 11, 2009
     File No. 333-144509

Dear Ms. Do:

On behalf of Bosco Holdings, Inc. (the "Company"), this letter responds to your August 12, 2009 comment letter concerning Item 4.01 of our Form 8-K filed on August 11, 2009. For your convenience, your comments have been reproduced below, followed by the Company's response to the comments.


1. We note your disclosure in the second paragraph that during the registrant's two most recent fiscal years and the subsequent interim periods thereto, there we no disagreements with Moore and Associates, Chartered whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Moore and Associates, Chartered's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements. Please revise your disclosure to, instead, refer to the registrant's two most recent fiscal years and the subsequent interim period through the date of change in accountants.

RESPONSE: We note Staff's comment and have revised our disclosure accordingly in our amended Form 8-K/A to include the period through Moore and Associates, Chartered's dismissal.


2. Please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change of in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

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Bosco Holdings, Inc.
August 28, 2009
Response to Comments Issued August 12, 2009 on Item 4.01 Form 8-K Filed
August 11, 2009
File No. 333-144509
-------------------------------------------------------------------------------

RESPONSE: We note Staff's comment and have revised our disclosure accordingly in our amended Form 8-K/A to include the period through Moore and Associates, Chartered's dismissal in regards to reportable events as referenced in Item 304(a)(1)(v) of Regulation S-K.

3. We note you make reference to Item 304(a)(1)(v) of Regulation S-K in the last paragraph under Item 4.01. Please note that the correct reference related to the successor auditor is Item 304(a)(2) of Regulation S-K. Accordingly, revise your disclosure to refer to Item 304(a)(2) of Regulation S-K.

RESPONSE: We have revised the last paragraph under Item 4.01 in our amended 8-K/A to make reference to disclosures under Item 304(a)(2).

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE: An updated Exhibit 16 letter from Moore and Associates, Chartered has been included with the filing of our amended Form 8-K/A.

Further, the Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We hope our response satisfactorily addresses your comments.

Respectfully submitted,

Bosco Holdings, Inc.

/s/ Alexander Dannikov
----------------------------
    Alexander Dannikov
    President

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